Exhibit 99.1

Hanwha Q CELLS Reports Fourth Quarter and Full Year 2015 Results

SEOUL, Korea, March 28, 2016 /PRNewswire/ -- Hanwha Q CELLS Co., Ltd. ("Hanwha Q CELLS" or the "Company") (Nasdaq: HQCL), one of the world's largest photovoltaic manufacturer of high-quality, high-efficiency solar modules, today reported its unaudited financial results for the fourth quarter and full year of 2015. The Company will host a conference call to discuss the results at 8:00 am Eastern Time (9:00 pm Seoul Time) on March 28, 2016. A slide presentation with details of the results will also be available on the Company's website prior to the call.

FOURTH QUARTER 2015 HIGHLIGHTS

•	Total module shipments were 1,238 megawatts ("MW") (of which 990 MW were revenue-recognized in the quarter).

•	Total revenue-recognized shipments of 990 MW include 911 MW of external shipments, 78 MW for Company's own downstream projects and 1 MW of OEM.

•	Net revenues were $700.8 million, compared with $427.2 million in the third quarter.

•	Gross profit was $123.7 million, compared with $93 million in the third quarter.

•	Gross margin was 17.7%, compared with 21.8% in the third quarter.

•	Total all-in processing costs fell below 39 cents per watt exiting December for in-house production with China value chain.

•	Operating income was $52.6 million, compared with $40.3 million in the third quarter of 2015.

•	Net income attributable to Company's ordinary shareholders was $26.4 million, compared with a net income of $52.4 million in the third quarter of 2015.

•	Earnings per fully diluted American Depositary Share ("ADS" and each ADS represents 50 of the Company's ordinary shares) were $0.32, compared with earnings per fully diluted ADS of $0.63 in the third quarter of 2015.

FULL YEAR 2015 HIGHLIGHTS

•	Total module shipments were 3,306 MW an increase of 60% from 2,065 MW in 2014 on a combined pre-merger basis between Hanwha SolarOne Co., Ltd and Hanwha Q Cells Investment Co., Ltd.

•	Total net revenues were $1,799.5 million

•	Gross profit was $323.5 million, with a gross margin rate of 18%

•	Operating income was $76.6 million, with an operating margin rate of 4.3%

•	Net income attributable to Company's ordinary shareholders for the full year was $44 million, with earnings per fully diluted ADS for 2015 were $0.53.

Mr. Seong-woo Nam, Chairman and CEO of Hanwha Q CELLS, commented, "We are pleased to report a successful, transitional financial and operational results for full year 2015 highlighted by a return to net profitability and record high total module shipments as we celebrate the first full year since the merger between former Hanwha SolarOne and Hanwha Q Cells Investment."

"Our achievement in manufacturing cost reduction was remarkable in 2015 as we are now in a leading position among Asian tier-1 peer group," Mr. Nam added. "Our globally diversified cell and module production sites in South Korea, Malaysia and China will continue to help us to serve different global markets highly cost-competitively and immune from US and EU import duties."

Mr. Nam continued, "We are now fully realizing the saving of around $100 million per annum from the elimination of redundant operational costs post-merger, which helped us achieve our total operating expenses fall to 10% of net revenues in the fourth quarter. Equally importantly, we are benefiting from improved reputation for high quality and globally recognized brand."

Chairman Nam concluded by noting, "We have started 2016 with the strongest foundation in the Company's history as we continue to enhance our core competitiveness in terms of manufacturing cost, operational efficiencies, product quality and technology. In addition, we will focus more to improve our liquidity and financial leverage to support the Company's full growth potentials."

FOURTH QUARTER 2015 RESULTS

Net Revenues

•	Total net revenues were $700.8 million, compared with $427.2 million in the third quarter.

•	Total solar module shipments were 1,238 MW, of which 990 MW were revenue-recognized in the quarter.

•	Total shipments include 911 MW of external shipments, 78 MW for Company's own downstream projects and 1 MW of OEM.

•	The average selling price ("ASP") of external shipments was flat at $0.57 per watt in the fourth quarter. Total revenues from the Company's external module shipments was $519 million with the geographic mix summarized in the table below:

	4Q15	3Q15	2Q15	1Q15
North America	35.8%	30.6%	36.7%	20.0%
Japan	22.1%	19.8%	21.2%	24.0%
EMEA	14.3%	24.5%	7.5%	34.0%
China	11.7%	12.1%	8.0%	6.0%
ROW	16.2%	13.0%	26.6%	16.0%
Total ($mil)	519	423	331	302

Gross Profit and Margin

•	Gross profit was $123.7 million, compared with $93 million in the third quarter.

•	Gross margin was 17.7%, compared with 21.8% in the third quarter.

•	Total all-in processing costs fell below 38 cents per watt exiting December for in-house production with China value chain.

Operating Expense, Income and Margin

•	Operating income was $52.6 million, compared with $40.3 million in the third quarter of 2015.

•	Operating expenses as a percent of revenues fell to 10.1% in the fourth quarter of 2015 from 12.3% in the previous quarter, as the company now fully realized from more efficient operations post-merger with rapidly accelerating sales volumes.

Net Interest Expense

•	Net interest expense was $16.0 million, compared with $11.9 million in the third quarter.

Foreign Currency Exchange Gain (Loss)

•	Net foreign currency exchange loss was $9.3 million, compared with a net loss of $18 million in the third quarter.

Changes in Fair Value of Derivative Contracts

•	The Company recorded a net loss of $0.7 million from the change in fair value of derivatives in hedging activities, compared with a net gain of $0.9 million in the third quarter.

Income Tax Expense (Benefit)

•	Income tax expense was $1.8 million, compared with income tax expense of $2.4 million in the third quarter.

Net Income (Loss) and Earnings (Loss) per ADS

•	Net income attributable to Company's ordinary shareholders was $26.4 million, compared with a net income of $52.4 million in the third quarter of 2015.

•	Net income per fully diluted ADS on a GAAP basis was $0.32, compared with net income per fully diluted ADS of $0.63 from the previous quarter

Financial Positions

As of December 31, 2015, the Company had cash and cash equivalents of $200.0 million. Total short-term bank borrowings (including the current portion of long-term bank borrowings) were $461.2 million as of December 31, 2015, a decrease of $55.4 million from the prior quarter. As of December 31, 2015, the Company had total long-term debt (net of current portion and long-term notes) of $609.0 million, an increase of $48.8 million from the third quarter. The Company's long-term bank and government borrowings are to be repaid in installments until their maturities, which range from one to sixteen years.

Net cash used in operating activities in the fourth quarter was $43.8 million. As of December 31, 2015, accounts receivable were $377.1 million.  Days sales outstanding ("DSO") was 47 days in 4Q15. As of December 31, 2015, inventories totaled $398.6 million. Days inventory turn was 71 days in 4Q15.

Capital expenditures were $30.2 million in 4Q15.

FULL YEAR 2015 RESULTS

Total module shipments were 3,306 MW (of which 2,956 MW were revenue recognized in reported 2015 results), an increase of 60% from 2,065 MW in 2014 on a combined pre-merger basis between Hanwha SolarOne Co., Ltd and Hanwha Q Cells Investment Co., Ltd. Total shipments for 2015 included external shipments of 2,726 MW and 177 MW for the Company's own downstream projects. The year-over-year shipment was largely driven by strong demand from the US, Japan, EU area, India and Turkey.

Total net revenues were $1,799.5 million. Gross profit was $323.5 million, with a gross margin rate of 18%, which was largely driven by the Company's significant cost structure improvement from continued high utilization, higher level of automation, and higher purchasing power with a larger scale post-merger.

Operating profit was $76.6 million for the full year.

Net income attributable to the Company's ordinary shareholders for the full year was $44 million, and earnings per fully diluted ADS for 2015 were $0.53.

OPERATION UPDATES and BUSINESS OUTLOOK

Capacity Status

As of December 31, 2015, the Company had in-house annualized production capacities of 1,400 MW for ingot, 900 MW for wafer, 4,300 MW for cell and 4,300 MW for module. The Company currently expands its nameplate, annualized cell and module capacities to 5,200 MW and 5,200 MW respectively, which will be completed by the middle of 2016.

600 MW for cell in 2015 and additional 800 MW for cell in 2016 of the aforementioned new cell capacity is from the production facility operated by Hanwha Q CELLS Korea, an affiliate of Hanwha Q CELLS Co., Ltd.

Business Outlook

The Company provides the following guidance based on current operating trends and market conditions.

For the first quarter 2016, the Company expects:

•	Module shipments of 850 to 900 MW

•	Gross margin of 18 to 19%

For the full year 2016, the Company expects:

•	Module shipments of 4.5 to 4.7 GW

•	Capital expenditures of approximately $180 million, of which $100 million for capacity expansion and the remaining $80 million for manufacturing technology upgrades and certain R&D related expenditures.

Conference Call

The Company will host a conference call to discuss the results at 8:00 am Eastern Time (9:00 pm Seoul Time) on March 28, 2016. Mr. Seong-woo Nam, Chairman and CEO; Mr. Jay SEO, Chief Financial Officer; Mr. Andy Park, Senior Vice President of Corporate Planning; and Mr. Sean Park, Senior Director of Strategic Planning/IR, will discuss the results and take questions following the prepared remarks.

The dial-in details for the live conference call are as follows:

International Toll Free Dial-In Number	+65 67135090
United States	18665194004
South Korea	00308132266
Germany	08001820671
China, Domestic	4006208038

Passcode: HQCL

A live webcast of the conference call will be available on the investor relations section of the Company's website at www.hanwha-qcells.com. A replay of the webcast will be available for one month.

A telephone replay of the call will be available for seven days after the conclusion of the conference call. The dial-in details for the replay are as follows:

International Toll Free Dial-In Number	+61 2 8199 0299
United States	18554525696
South Korea	0079861361602
Germany	08001802149
China, Domestic	4006322162

Conference ID: 67754720

Replay time period: March 28, 2016 11:00 AM - April 5, 2016 09:59 ET

About Hanwha Q CELLS

Hanwha Q CELLS Co., Ltd. (NASDAQ:HQCL) is one of the world´s largest and most recognized photovoltaic manufacturers for its high-quality, high-efficiency solar cells and modules. It is headquartered in Seoul, South Korea (Global Executive HQ) and Thalheim, Germany (Technology & Innovation HQ). With its diverse international manufacturing facilities in South Korea, Malaysia and China, Hanwha Q CELLS is in a unique position to flexibly address all global markets. Hanwha Q CELLS offers the full spectrum of photovoltaic products, applications and solutions, from modules to kits to systems to large scale solar power plants. Through its growing global business network spanning Europe, North America, Asia, South America, Africa and the Middle East, the company provides excellent services and long-term partnership to its customers in the utility, commercial, government and residential markets. Hanwha Q CELLS is a flagship company of Hanwha Group, a FORTUNE Global 500 firm and a Top 10 business enterprise in South Korea. For more information, visit http://investors.hanwha-qcells.com.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends, "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. These forward-looking statements also include 4Q15, 2H15, and full-year 2015 estimates for PV product shipments, production capacities and other results of operations. Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Hanwha Q CELLS Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(in millions of US dollars, except share data)

	December 31, 2015	September 30, 2015
ASSETS	(unaudited)	(unaudited)
Current assets
Cash and cash equivalents	200.0	293.9
Restricted cash	172.2	194.8
Trade accounts receivable	377.1	342.1
Receivables from related parties	267.5	330.0
Inventories	398.6	499.4
Loans to related parties	47.8	49.8
Derivative contracts	-	2.4
Other current assets	102.8	126.4
Total current assets	1,566.0	1,838.8

Long-term prepayments	2.6	3.3
Property, plant and equipment - net	866.8	815.0
Intangible assets	10.0	14.4
Land use right - net	51.8	53.6
Deferred income taxes	4.4	6.1
Receivables from related parties - non current	9.3	-
Other long-term assets	30.0	3.3
Total assets	2,540.9	2,734.5
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Trade accounts payable	218.6	237.4
Notes payable	129.0	145.6
Payables to related parties	200.3	338.8
Deferred revenue	402.1	445.4
Accrued expenses	41.8	34.4
Other payables	34.8	27.1
Short-term debt	255.1	303.4
Current portion of long-term debt	206.1	213.2
Current portion of obligations under capital leases	-	1.6
Customer deposits	6.0	7.9
Unrecognized tax benefit	17.9	18.2
Derivative contracts	0.8	0.2
Litigation and other accruals	5.9	7.1
Deferred income taxes	8.0	7.1
Warranty provision	35.7	35.2
Other current liabilities	7.3	15.4
Total current liabilities	1,569.4	1,838.0

Long-term debt, net of current portion	609.0	560.2
Long-term obligations under capital leases	-	0.2
Long-term warranty provision	17.4	16.9
Deferred income taxes	3.5	3.6
Total liabilities	2,199.3	2,418.9
Redeemable ordinary shares	-	-
Stockholders' Equity
Ordinary shares	0.4	0.4
Additional paid-in capital	431.2	430.5
Accumulated deficit	(22.1)	(48.5)
Accumulated other comprehensive loss	(67.9)	(66.8)
Total stockholders' equity	341.6	315.6
Total liabilities, redeemable ordinary shares and stockholders' equity	2,540.9	2,734.5

Hanwha Q CELLS Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income and (Loss)

(in millions of US dollars, except share data and net earnings per share)

	For the three months ended		For the year ended
	December 31, 2015	September 30, 2015	December 31, 2015
	(unaudited)	(unaudited)	(unaudited)
Net sales	700.8	427.2	1,799.5
Cost of goods sold	(577.1)	(334.2)	(1,476.0)
Gross profit	123.7	93.0	323.5
Selling and marketing expenses	(28.3)	(22.8)	(86.1)
General and administrative expenses	(28.7)	(17.3)	(90.2)
Research and development expenses	(14.1)	(12.6)	(48.5)
Restructuring charges	-	-	(22.1)
Operating income	52.6	40.3	76.6
Other income(expense)
Interest income	4.7	4.0	11.1
Interest expenses	(20.7)	(15.9)	(64.7)
Foreign exchange loss	(9.3)	(18.0)	(26.6)
Changes in fair value of derivative contracts	(0.7)	0.9	9.6
Investment loss	(0.4)	-	(1.9)
Miscellaneous income (expense), net	2.0	(5.2)	(1.5)
Reversal of litigation accruals	-	48.7	48.7
Other income (expense), net	(24.4)	14.5	(25.3)
Income before income tax	28.2	54.8	51.3
Income tax expenses	(1.8)	(2.4)	(7.3)
Net income	26.4	52.4	44.0

Net income attributable to Hanwha Q CELLS Co., Ltd.'s stockholders per share:
Basic	US$ 0.01	US$ 0.01	US$ 0.01
Diluted	US$ 0.01	US$ 0.01	US$ 0.01

Net income attributable to Hanwha Q CELLS Co., Ltd.'s stockholders per ADS:
Basic	US$ 0.32	US$ 0.63	US$ 0.53
Diluted	US$ 0.32	US$ 0.63	US$ 0.53